

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 25, 2011

<u>Via E-mail</u>
Mr. Hongbo Cao
Chief Executive Officer
BEFUT International Co., Ltd.
27th Floor, Liangjiu International Tower
5 Heyi Street
Dalian City, 116011 People's Republic of China

> **Re: BEFUT International Co., Ltd.**
> **Form 10-K for the fiscal year ended June 30, 2010 Filed September 28, 2010**
> **Form 10-K for the fiscal year ended June 30, 2009 Filed October 9, 2009**
> **Form 10-Q for the period ended March 31, 2011 Filed May 13, 2011**
> **Form 10-Q for the period ended December 31, 2010 Filed February 14, 2011**
> **Form 10-Q for the period ended September 30, 2010**
> **Filed November 15, 2010**
> **Form 10-Q for the period ended March 31, 2010 Filed May 14, 2010**
> **Form 10-Q for the period ended December 31, 2009 Filed February 12, 2010**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 16, 2009**
> **File No. 0-51336**

Dear Mr. Cao:

We have reviewed your response letter filed July 7, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 15. Exhibits and Financial Statement Schedules

Consolidated Financial Statements

General

1. We await the filing of your amendments to the above referenced filings as described in your March 11, 2011 response to comment one from our letter dated February 10, 2011.

2. We note your response to comment two from our letter dated June 9, 2011. In your April 21, 2011 response to comment four from our letter dated March 24, 2011, you indicated that cash flows generated by Dalian Befut are maintained in the custody of Dalian Befut as working capital instead of in the custody of BEFUT International Co., Ltd. Therefore, it is unclear why your parent only cash flow statement would reflect cash provided by operating activities resulting primarily from $4.2 million of net income generated by your subsidiaries and a cash outflow from investing activities of $4.9 million. Please advise or show us how you will revise your parent only cash flow statement accordingly.

    You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney at (202) 551-3749 or Pamela Long, Assistant Director at (202) 551-3765 with any other questions.

                                                    Sincerely,

                                                    /s/ Rufus Decker

                                                    Rufus Decker
                                                    Accounting Branch Chief

CC: Via E-mail
       Michael Peng, Esq., Pryor Cashman LLP